SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of February, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

MATERIAL EVENT NOTICE

(a free translation from the document in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

Management of Votorantim Celulose e Papel S.A. (VCP or Company) hereby announces, in compliance with §4 of Section 157 of Law n. 6,404 of December 15, 1976 (the Brazilian Corporation Law, or BCL), and CVM Instruction n. 358/2002, the following:

1.  Shareholders of the Company, in an Shareholders Extraordinary Meeting  held today, have approved an increase in the corporate capital of up to R$4,254,000,003, upon issuance of up to 223,894,737 new shares, of which 62,105,263 will be common shares and up to 161,789,474 will be preferred shares, at the price of R$ 19.00 per common or preferred share.  In addition, shareholders also approved the appraisal report, prepared by Apsis Consultoria Empresarial Ltda., of the common shares issued by Aracruz Celulose S.A. (Aracruz).  Such shares will be assigned to the Company, as payment for the capital increase, at the price of R$14.56 per share issued by Aracruz.

2.  The new common and preferred shares will bear the same rights as the shares currently issued and will be entitled, under the same terms and conditions, to all benefits, including dividends and capital interests eventually declared by the Company regarding fiscal year 2009.

3.  Pursuant to Section 171, paragraph 4 of the BCL, shareholders will have a preemptive right to subscribe to new shares to be issued by the Company, within 30 days as of the date of publication of a Notice to Shareholders, proportionally to the amount of shares issued by VCP currently owned by each shareholder.  Until the Notice to Shareholders is published, the current shares issued by the Company will trade with the subscription rights.  As detailed in the Material Event Notice disclosed by the Company on January 20, 2009, the term for exercise of the preemptive right mentioned above may be extended for up to 60 days so as to wait for Arainvest Participações S.A. (Arainvest) to elect whether or not it will exercise its rights of first refusal and of joint sale (a contractual tag-along) under the Aracruz Shareholders Agreement.

4.  The information regarding the subscription period, procedures for issuance of shares, as well as procedures for (a) assignment of preference rights and (b) subscription and payment in of shares and shares left unsubscribed will be discussed in the Notice to Shareholders mentioned in paragraph (3) above.

5. Management further discloses that (a) shareholders approved the amendment of paragraph 3 of section 5 of the Company’s by-laws to allow the Board of Directors, when it deems fit, to convene another Shareholders Extraordinary Meeting  to deliberate the conversion of preferred shares issued by the Company into common shares, and (b) the ratification of acquisition of control of Aracruz was not subject to deliberation due to the fact that Arainvest has not yet elected whether or not it will exercise its right of joint sale (contractual tag-along).  In the event Arainvest elects to exercise its right of joint sale (contractual tag along), causing VCP to acquire control of Aracruz, the ratification of acquisition of control will be deliberated in the Shareholders Extraordinary Meeting  to be convened to ratify the capital increase approved today.

São Paulo, February 6, 2009.

Paulo Prignolato
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: February 6, 2009	By:	/s/ Paulo Prignolato
Paulo Prignolato
Title Chief Financial Officer